

December 16, 2013

<u>Via Facsimile</u>
John P. Ferrara
Vice President, Chief Financial Officer and Controller
Ambase Corporation
100 Putnam Green, 3rd Floor
Greenwich, CT 06830

>   **Re: Ambase Corporation**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
>   **Filed August 13, 2013**
>   **File No. 001-07265**

Dear Mr. Ferrara:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 6. Exhibits</u>

1.   We note that you did not file the exhibits and schedules to the joint venture agreement filed as Exhibit 10.1. Additionally, we note that, although you filed Schedule 4 to the loan agreement filed as Exhibit 10.2, you did not file the other schedules, nor the exhibit to the loan agreement. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments. Please amend your filing to include the omitted schedules and exhibits, or advise us why you believe that the schedules and exhibits are not required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3404 with any questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor